UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission file number 001-34886
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Elster Group SE
(Translation of Registrant’s Name into English)
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Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F 

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated April 7, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: April 8, 2011

Press release

ELSTER GROUP SE ANNOUNCES PRICING OF SECONDARY OFFERING

ESSEN, Germany, April 7, 2011 – Elster (NYSE: ELT) today announced that the secondary offering of 16.0 million American Depositary Shares (ADSs) by its majority shareholder, Rembrandt Holdings S.A. (Rembrandt), will be sold at a public offering price of $15 per ADS. This offering will reduce Rembrandt’s interest in Elster to 63.8 percent. Elster will not receive any proceeds from this secondary offering. The underwriters will have a 30-day option to purchase up to an additional 2.4 million additional ADSs at the public offering price. If they exercise this option, Rembrandt’s interest in Elster will be reduced to 61.7 percent. Each ADS represents one-fourth of an ordinary share of Elster.

Deutsche Bank Securities, Goldman, Sachs & Co. and J.P. Morgan are acting as joint book-running managers for the offering. Co-lead managers of the transaction are Baird, Cannacord Genuity, Piper Jaffray and Stephens Inc.

A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission. This offering is being made solely by means of a prospectus. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

A copy of the prospectus relating to these securities may be obtained at www.sec.gov or from:

Deutsche Bank Securities
Attn: Prospectus Department
100 Plaza One
Jersey City, NJ 07311
Tel: (800) 503-4611
Email: prospectus.cpdg@db.com

Goldman, Sachs & Co.
Attn: Prospectus Department
200 West Street
New York, NY 10282
Tel: (866) 471-2526
Email: prospectus-ny@ny.email.gs.com
Fax: (212) 902-9316

J.P. Morgan

Attn: Broadridge Financial Solutions
1155 Long Island Ave.
Edgewood, NY 11717
Tel: 866-803-9204

About Elster
Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Elster’s products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering modules deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

For readers in the European Economic Area

This document does not constitute an offer to sell or solicitation of an offer to purchase any common stock in the European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the offering of common stock will not be made to the public in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i) to legal entities which are qualified investors as defined under the Prospectus Directive;

(ii) by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of joint bookrunners for any such offer; or

(iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for Elster or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision and when used elsewhere in this announcement, the expression an “offer of common stock to the public”, or any similar expression, in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” when used in this announcement means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

For readers in the United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Stabilisation/FSA

Investors:

John Bluth, Elster Investor Relations and Corporate Communications
+1 919 250 5425, john.bluth@elster.com

Ronald Botoff, Elster Investor Relations

+1 919 212 4857, ron.botoff@elster.com

Media:

John Bluth, Elster Investor Relations and Corporate Communications
+1 919 250 5425, john.bluth@elster.com

Noreen Pratscher, Elster Corporate Communications
+1 919 212 4858 noreen.pratscher@elster.com